



15008751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/18/15

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 1 2 2016
Washington, DC 20549

January 12, 2016

Lori B. Marino
ITT Corporation
lori.marino@itt.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-12-16

Re: ITT Corporation
Incoming letter dated December 18, 2015

Dear Ms. Marino:

This is in response to your letter dated December 18, 2015 concerning the shareholder proposal submitted to ITT by Jonathan Kalodimos. We also have received a letter from the proponent dated January 3, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonathan Kalodimos

FISMA & OMB Memorandum M-07-16

January 12, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ITT Corporation
Incoming letter dated December 18, 2015

The proposal asks the board to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders.

We are unable to concur in your view that ITT may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that ITT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that ITT may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that ITT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ITT may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ITT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ITT may exclude the proposal under rule 14a-8(i)(13). Accordingly, we do not believe that ITT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1/3/2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: ITT Corporation — Shareholder Proposal Submitted by Jonathan Kalodimos

Ladies and Gentlemen:

This correspondence is in response to the letter sent by Lori B. Marino on behalf of ITT Corporation (the "Company") on 12/18/2015 requesting that your office of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Company omits the shareholder proposal (the "Proposal") submitted by Jonathan Kalodimos, PhD from its 2016 proxy solicitation materials for its 2016 annual meeting.

The Company believes that the Proposal may be properly omitted from its proxy solicitation materials for its 2016 annual meeting under Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends, Rule 14a-8(i)(7) because the Proposal deals with ordinary business operations, Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite, and Rule 14a-8(i)(1) because the matter is not a proper subject for action by shareholders. I assert that the Company has read considerably past the plain language interpretation of the Proposal in order to concoct a straw man, and the Proposal should not be excludable pursuant to Rule 14a-8.

The Proposal is as follows:

> "*Resolved:* Shareholders of ITT Corporation ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately."

Exclusion under Rule 14a-8(i)(13)

The Proposal asks the Company to adopt and issue a policy that gives preference to one thing relative to another. According to Black's Law Dictionary (Abridged Eighth Edition) "preference" is "The act of favoring one person or thing over another; the person or thing so favored."[1] The Company has read past this plain language definition of "preference" and instead characterizes the Proposal as seeking a policy that would require a specific amount of dividends with "the specific amount of dividends requested [being] the amount, that when

[1] It could be argued that Black's Law Dictionary (Abridged Eighth Edition) does not characterize the understanding of the word "preference" by the general investing public. A Google search of "definition of preference" results in Google providing the definition "a greater liking for one alternative over another or others." This definition is substantially similar to Black's Law Dictionary (Abridged Eighth Edition).

accumulated for a specific period, is less than the Company's aggregate share repurchases for the corresponding period" (page 5, paragraph 4).

Making explicit the Company's mischaracterization of the Proposal is important. The act of favoring one thing relative to another (i.e. the definition of preference) does not create a mechanical link between those two things. In the context of the Proposal, a general payout policy that gives preference to share repurchases (relative to cash dividends) does not create a mechanical link between the two forms of returning capital to shareholders; thus the Company's characterization of "preference" is misleading as it is not based on the definition of preference in the English language. To illustrate by way of example, I have a preference for hiking in the forest (relative to writing in my office). Despite having a preference for hiking in the forest, I spend considerably more time writing in my office than hiking in the forest. I evidence my preference for hiking in the forest (relative to writing in my office) by, after weighing the costs and benefits of each option, if I deem the two equivalent then I choose to go hiking in the forest.[2] In short my preference for hiking in the forest in no way requires me to spend more time hiking in the forest than writing in my office.

Because preference for share repurchases relative to cash dividends does not create a mechanical link between share repurchases and cash dividends, it is simply not reasonable to construe that preference for share repurchases (relative to cash dividends) results in a de facto equation. I assert that the Company is reading past the plain language of the Proposal in order to develop a de facto equation so the Company can in turn argue against the de facto equation the Company itself developed. Thus, I strongly disagree that the Proposal is excludable under Rule 14a-8(i)(13).

Exclusion under 14a-8(i)(7)

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to "ordinary business." I assert that this argument is moot for two reasons. The first reason is, in response to a no action request from Sonoma West Holdings, Inc. (August 17, 2000) the staff at the Commission wrote:

> "We note that the proposal relates to the payments of dividends generally. The Division has found that the issue of whether to pay dividends does not involve "ordinary" business matters because the issue is extremely important to most security holders, and involves significant economic and policy considerations."

While the Proposal does not request the initiation of a dividend, like the proponent in Sonoma West Holdings, Inc., the Proposal subsumes the general issue, which I argue is an issue that is

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[2] If someone observes that I spend more time writing in my office than hiking in the forest and questions my preference for hiking in the forest, I could explain the facts and circumstances I face and explain how in light of those facts and circumstances my decisions are internally consistent with my preference for hiking in the forest.

extremely important to most security holders and transcends the day to day operations of the Company; thus the Proposal should not be excludable under Rule 14a-8(i)(7). Further, the Proposal does not seek to micro-manage the inherently complex capital management and financing activities of the Company. While the actual process of returning a specified amount of capital may be complex in nature, the Proposal seeks a general payout policy and requests that the general payout policy have a certain feature, namely preference for share repurchases relative to cash dividends. Thus the Proposal relates to a complex issue but the Proposal should hardly be considered as probing too deeply into matters of a complex nature.

The second reason the Proposal should not be excludable under Rule 14a-8(i)(7) is that a reasonable person could consider general payout policy a significant social issue.[3] This is evidenced by two prominent Democratic presidential candidates expressly making share repurchases a part of their campaigns.[4] In analyzing this presidential campaign issue in the context of Hillary Clinton's campaign, Andrew Ross Sorkin[5] writes in The New York Times:

> "On its face, the issue may seem like a nonstarter. But a growing debate has emerged around the topic of buybacks that increasingly has Wall Street and corporate America worried."

and

> "[Hillary Clinton's] point tiptoes around a more explosive claim from Senator Elizabeth Warren and Senator Tammy Baldwin that buybacks might be a form of market manipulation. Both senators have urged the Securities and Exchange Commission to investigate the practice."

I assert that the topic of share repurchases, and by virtue general payout policy, is a significant social issue that has garnered substantial attention through national media outlets (The New York Times, The Wall Street Journal, Reuters, Forbes, The Harvard Business Review to name few) and is a topic of great importance to the general public as evidenced by prominent political figures urging the Commission to investigate the practice, and leading presidential candidates making the issue part of their campaigns. While the Proposal may be in disagreement with these prominent political figures on the role of share repurchases, it does not make the issue any less socially significant. As such, I believe the Proposal should not be excludable under Rule 14a-8(i)(7).

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[3] I am unaware of a strict, widely accepted definition of "social issue" but as a proxy for the widely accepted understanding of "social issue" I put forth Wikipedia's definition of social issue, which is "A social issue (also called a social problem or a social illness or even a social conflict) refers to an issue that influences and is opposed by a considerable number of individuals within a society."

[4] Examples of the issue being addressed by presidential candidates are available at https://www.bostonglobe.com/opinion/2015/06/12/bernie-sanders-the-war-middle-class/hAJUTAjWgupBLx4zAMh7nN/story.html and http://www.nytimes.com/2015/08/11/business/stock-buybacks-draw-scrutiny-from-politicians.html

[5] http://www.nytimes.com/2015/08/11/business/stock-buybacks-draw-scrutiny-from-politicians.html

Exclusion under 14a-8(i)(3)

The Company argues that the Proposal is inherently vague or indefinite so as to be misleading. The Company writes:

> "This Proposal is vague and indefinite insofar as it sustains two distinct readings. The first reading, which would mean a faithful application of the "preference" for share repurchases and therefore that the company must conduct share repurchases in a specified manner and that any dividend would be capped to the amount of the share repurchase, is excludable under the rules described above." (page 7, paragraph 4)

As discussed above, I argue that the Company is reading considerably past the plain language interpretation of "preference" in order to create a straw man to argue against. Simply put, adopting and issuing a general payout policy that gives preference to share repurchases (relative to cash dividends) does not create a mechanical link or de facto equation for setting the dollar amount returned to shareholders in the form of cash dividends.

The Company further argues that if the Proposal is not read along the lines of the Company's mischaracterization then the Company does not understand what the Proposal would mean in practical application and is unclear on how the board should analyze the Company's compliance with the policy.[6] I assert that an interested shareholder, based on a plain language interpretation of the Proposal, would be able to ascertain with reasonable certainty what the Proposal is asking the board to do.

The specifics and implementation of the proposed policy are necessarily left to the discretion of the board; if the specifics of the policy or the implementation were dictated by the Proposal, the Proposal would be excludable under 14a-8(i)(7). For example, the Company argues "The Proposal does not provide a timeframe in which to compare the relative amounts spent on share repurchases and dividends" (page 8, paragraph 2) and thus the Proposal is vague and indefinite. In order to remedy this basis for exclusion, a proposal would have to micro-manage the process through which the board analyzed the Company's payout policy. As such it would almost certainly be excludable under 14a-8(i)(7). The Company argues that because the Proposal necessarily leaves discretion in implementation to the board the Proposal is vague and indefinite.[7] If the staff at the Commission concurs with this line of reasoning, it would place an impossible burden on all future proponents.

Moreover, I argue that the Company's argument is meritless because:

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[6] I would note that an example of how I would analyze the internal consistency of preference in the context of hiking in the forest is provided above. Though, the specifics and implementation of the proposed general payout policy are fully at the discretion of the board.

[7] The Company makes an extensive argument on page 4 that the Proposal would dictate the timing of dividends. The argument is based on a compliance plan (concocted by the Company) that would dictate the timing of dividends. The Company notes that "the Proposal is silent with respect to the frequency with which compliance with such a policy would be evaluated[.]" While implementing this compliance plan is within the discretion of the board, the Proposal is not requesting a policy with such a compliance plan, and thus the argument should be considered meritless.

1. The action the Proposal is seeking is clear. The action the Proposal is seeking is for the Company to adopt and issue a policy with a certain feature. This is an observable and concrete action.
2. The certain feature in the policy that the Proposal is seeking is described in a plain language fashion, using a well defined term that precisely describes the feature in the policy the Proposal is seeking.

To emphasize the second point, "prefer" is the 1,728th most frequently used word in the English corpus, right after "traffic", "notion", and "capture"; and "preference" is the 3,049th most frequently used word in the English corpus, right after "OK", "trace", and "appointment."[8] In effect, the Company is arguing that the shareholder base does not have an adequate command of the English language because the shareholder base does not understand how the Company is redefining the English language. This argument is troubling, and if it is permissible it sets a precedent for companies to redefine the English language as they see fit.

Moreover, as argued above the action the Proposal seeks is observable and concrete; and the certain feature of the policy the Proposal is requesting is well defined. While the details of the implementation of the Proposal are necessarily left to the board, I believe shareholders would have reasonable certainty as to the action the Proposal is requesting the Company to take even though the board is necessarily left discretion in the implementation.[9]

In summary the Company's argument that the Proposal is vague and indefinite is based on reading past the plain language of the Proposal to the extent that the Company is in effect redefining the English language to suit the Company's argument. Further, the Company's argument results in a fundamental conundrum; because the Proposal does not violate 14a-8(i)(7) by micro-managing the board through specifying the exact details of implementation the Proposal is vague and indefinite, and thus excludable under 14a-8(i)(3). As discussed above, if the staff at the Commission concurs with this line of reasoning, then an impossible burden is placed on all future proponents.

Exclusion under 14a-8(i)(1)

The Company argues that the Proposal is not a proper subject for action by shareholders because, in effect, the policy would circumscribe the authority of the board of directors to declare dividends. As noted above, the basis for this argument is the mischaracterization of

[8] According to www.wordfrequency.info (affiliated with Brigham Young University) which is based on a corpus of 450 million words.

[9] To put the Company's argument in another context, suppose a proponent requests that a company adopts a bylaw that would allow shareholders who meet certain ownership thresholds to nominate candidates for directorships on a company's proxy materials. The proponent requests that the bylaw have certain general features such as ownership thresholds that require a shareholder to hold 3 percent of the company's stock for three years in order to qualify to nominate candidates. Under the argument put forth by the Company, because the proposal did not spell out every detail of the implementation of the proposal, including a technical definition of "3 percent" then the proposal is inherently vague and indefinite. For example, 3 percent of a company's common stock could be interpreted as (i) 3 percent of the common stock when the directors are nominated, (ii) 3 percent of the common stock over the entire three years, or (iii) 3 percent of the common stock at any point in a three year window. This could matter for companies that actively issue or repurchase common stock. Despite leaving this implementation decision to the board, the proposal should not be considered inherently vague or indefinite.

the Proposal in order to establish a mechanical link between share repurchases and cash dividends. A plain language reading of the Proposal does not lead to the conclusion that the Proposal would hinder the board's ability to authorize or the Company's ability to distribute a dividend.

As has been reiterated multiple times in this response, the Proposal neither requires nor requests a mechanical link between share repurchases and cash dividends such that "...restricting dividends to the extent they do not exceed share repurchases for a particular period" (page 7, paragraph 1). This characterization reads well past the plain language interpretation of the Proposal and is a mischaracterization. Further, in light of a plain language interpretation of the Proposal a reasonable person would not construe the Proposal as restricting the ability of the board to directors *to authorize* or the corporation *to make distributions* to shareholders. As such, the Proposal is not in conflict with Indiana Code § 23-1-28-1. Similarly, the Proposal is not in conflict with Indiana Code § 23-1-33-1(b), which states "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors...", since the Proposal is not seeking a general payout policy that creates a mechanical link between share repurchases and cash dividends. Simply put, the general payout policy would not restrict the board of directors from exercising its authority, that is, unless restricting the board's authority is so broadly interpreted as to say that shareholders can not put forth any policy because it may affect the board's authority.

Conclusion

In conclusion, the Company believes it can appropriately exclude the Proposal under Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends, Rule 14a-8(i)(7) because the Proposal deals with ordinary business operations, Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite, and Rule 14a-8(i)(1) because the matter is not a proper subject for action by shareholders. This response has systematically addressed each basis for exclusion and explained why I believe it would be inappropriate for the Company to omit the Proposal under each exclusion. Further, I believe that if the staff at the Commission concurs with the Company appropriately excluding the Proposal under the vague and indefinite argument put forth, the Commission would be placing an impossible burden on future proponents and would discourage the active participation of all shareholders, thereby discouraging shareholders to invest in capital markets. This may adversely affect the efficiency, competition, and capital formation (ECCF) of the financial markets, which I believe would not be in concurrence with the Commission's stated mission "to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation."[10]

[10] https://www.sec.gov/about/whatwedo.shtml


ITT

ENGINEERED FOR LIFE

Lori B. Marino
VP, Chief Corporate Counsel & Corporate Secretary
ITT Corporation
1133 Westchester Avenue
White Plains, NY 10604
Ph: (914) 641-2186
F: (914) 696-2990
lori.marino@itt.com

December 18, 2015

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ITT Corporation - Shareholder Proposal Submitted by Jonathan Kalodimos

Ladies and Gentlemen:

This letter and the enclosed materials are submitted by ITT Corporation, an Indiana corporation (the "*Company*"), to request confirmation from the staff of the Division of Corporation Finance (the "*Staff*") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "*Commission*") if the Company excludes the shareholder proposal described herein (the "*Proposal*") submitted by Jonathan Kalodimos, Ph.D. (the "*Proponent*"), from the proxy materials for its 2016 Annual Meeting of Shareholders. For the reasons set forth below, the Company intends to exclude the Proposal from its proxy materials in reliance on Rules 14a-8(i)(7), 14a-8(i)(13), 14a-8(i)(1), and 14a-8(i)(3) under the Securities Exchange Act of 1934. A copy of the Proposal, which requests that the Company adopt and issue a general payout policy that gives preference to share repurchases relative to cash dividends, and the cover letter to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) we are simultaneously sending a copy of this letter and its attachment to the Proponent as notice of the Company's intent to omit the Proposal from its 2016 proxy materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned.

THE PROPOSAL

The Proposal provides in pertinent part:

Resolved: Shareholders of ITT Corporation ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately.

BACKGROUND

The Proposal relates to the manner in which the Company returns capital to its shareholders through dividends and share repurchases. The Company's board of directors currently declares dividends that are payable on April 1, July 1, October 1 and December 31 of each year. As disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2014, the amount and timing of dividends are determined in the sole discretion of the Company's board of directors based on its evaluation of a number of factors relating to the Company's financial performance, liquidity and capital plans. *See* ITT Corporation, Annual Report on Form 10-K for the Year Ended December 31, 2014 (Feb. 20, 2015) at 25. The Company also regularly repurchases shares under its 2006 Share Repurchase Program. *See id.* The Company's strategy for cash flow utilization is "to invest in our business, execute strategic acquisitions, pay dividends and repurchase common stock." *Id.*

BASES FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the Company's 2016 proxy materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(13), 14a-8(i)(1), and 14a-8(i)(3) under the Securities Exchange Act of 1934.

ANALYSIS

I. The Proposal may be excluded under 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude shareholder proposals which concern the ordinary business operations of the company. The policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Amendments to Rules on Shareholder Proposals*, SEC Release No. 34-40018 (May 21, 1998). In this release, the Commission noted that this exclusion is determined by assessing two "central considerations." These considerations are (i) whether the proposal concerns "tasks [which] are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders . . . would not be in a position to make an informed judgment." The Proposal implicates both of these considerations.

A determination of the manner and amount of capital to be returned to shareholders, whether through share repurchases or dividends, is inherently fact-specific and rooted in the day-to-day business of a company. These determinations are based on consideration of, among other factors, current and expected levels of financial performance and liquidity, the trading prices and volatility of a company's shares, current and expected interest rates, the availability of alternative sources of capital and potential competing uses of capital, including reinvestment in current lines of business, research and development, funding expansion or pursuing acquisitions, the ability to legally repurchase shares under applicable insider trading and market manipulation laws and other factors the board of directors deems relevant. In turn, each potential competing use of capital requires an analysis of the business environment, competitive conditions, economic trends, tax consequences and regulatory developments, among other factors. These decisions require careful review of the projected benefits and risks of potential courses of action and consultation among directors, executives and employees and with financial, legal, accounting and other advisors. If adopted, the Proposal would short-circuit this deliberative process by substituting a general directive for the judgment and analysis of the Company's board of directors and management.

Granting the Company's request to exclude the Proposal would be consistent with the Staff's application of Rule 14a-8(i)(7) to proposals that seek to restrict the methods by which a company returns capital to its shareholders through dividends. In *Pfizer* (Feb. 4, 2005), the Staff granted a request to exclude a proposal which would have required the company to issue dividends rather than begin a share repurchase program. Similarly, in *M&F Worldwide* (Mar. 29, 2000) the Staff granted a request to exclude a proposal to establish a special committee to consider and implement actions designed to enhance shareholder value, including but not limited to repurchasing shares and paying cash dividends, even though the proposal did not specify the actions that the special committee or board of directors would be required to take. Additionally, in *Pfizer* (Feb. 7, 2003), the Staff granted a request to exclude under Rule 14a-8(i)(7) a proposal which would have limited share repurchases to either the previous year's net income or common stock dividend. The Staff has also permitted the exclusion of a proposal which would have required the chief financial officer, chief executive officer and board of directors to meet quarterly to set parameters governing potential share repurchases. *Apple Computer, Inc.* (Mar. 3, 2003).

By contrast to proposals that advocate specific determinations regarding dividends, shareholder proposals that address dividends generally are not excludable. *See Adoption of Amendments Relating to Proposals by Security Holders*, SEC Release No. 34-12999 (Nov. 12, 1976). However, because the Proposal, if implemented, would require the Company to adjust the method and procedure that it currently utilizes to make dividend payments, it is distinguishable from instances where the Staff has denied requests to exclude proposals that address dividends generally. For example, in *General Electric Company* (Jan. 10, 2012) and *Exxon Mobil* (Mar. 19, 2007) the Staff denied requests to exclude proposals that requested that the board of directors consider general changes to their dividend practices. In both cases, the proposals did not require the board of directors to take any specific actions in changing their actual distribution of capital. By contrast, the Proposal, if implemented, would require the Company's board of directors to prioritize the repurchase of shares over the payment of dividends. As described below, the practical application of this prioritization would require the Company to institute a prescribed policy for effecting share repurchases, make adjustments to the method or procedure of carrying out its established practice of paying regular dividends, or both.[1]

Although the Proposal is silent with respect to the frequency with which compliance with such a policy would be evaluated, faithful application of the Proposal would require a quarterly evaluation in light of the Company's established dividend practice. This, in turn, would require that the Company conduct share repurchases on a quarterly basis regardless of market conditions or other factors that the Company normally would consider in determining the timing and amount of shares to be repurchased.[2] Further, the Company's practice of making dividend payments on April 1, July 1, October 1 and December 31 would skew application of the policy by imposing share repurchase quotas at the beginning of the second, third and fourth quarter, with no repurchase obligation in the first quarter and a doubled repurchase obligation in the fourth quarter.[3] The Staff has a longstanding and consistent record of permitting the exclusion of proposals under Rule 14a-8(i)(7) that would similarly prescribe the amount, timing, manner and other mechanics of share repurchase programs. In addition to relating to the ordinary business operations of the company, the Proposal and many of these precedents prescribe policies or procedures that would have the effect of micromanaging corporate share repurchase programs. *See* Citigroup Inc. (Jan. 24., 2014) (permitting exclusion of a proposal relating to the implementation and particular terms of a share repurchase program); *Inland American Real Estate Trust, Inc.* (Sept. 3, 2013) (permitting exclusion of a proposal relating to the implementation and particular terms of a share repurchase program); *Fauquier Bankshares, Inc.* (Feb. 21, 2012) (permitting exclusion of a proposal requesting annual share repurchases commensurate to shares issued to company insiders); *Vishay Intertechnology* (Mar. 23, 2009) (permitting exclusion of a proposal requiring repurchase of a class of shares in exchange for common stock); *Ryerson Inc.* (Apr. 6, 2007) (permitting exclusion of a proposal which would require a vote on whether to implement a repurchase under certain market circumstances); *Medstone Intl. Inc.* (May 1, 2003) (permitting exclusion of a proposal which would require the repurchase of 1 million common shares under certain circumstances); *Lucent Technologies* (Nov. 16, 2000) (permitting exclusion of a proposal which would require a share repurchase); *see also LTV Corp* (Feb. 7, 2000); *Ford Motor Company (Adamian)* (Mar. 28, 2000); *Ford Motor*

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[1] The Proposal does not request that the Company eliminate its current dividend. If the proposal made such a request, the Proposal would be excludable under Rule 14a-8(i)(13) as specifying a dividend amount, *i.e.*, zero. *See Ford Motor Company* (Jan. 24, 2001).

[2] If the policy requested by the Proposal is not read to require that share repurchases exceed dividends on a quarterly basis, it is not clear what exactly it would require. The Company believes that such an alternative reading of the Proposal would result in a construction that is inherently vague to the extent that the Proposal would be excludable under Rule 14a8-(i)(3). *See* Section IV, *infra*.

[3] In 2015, such quotas would have been approximately $11.0 million, $10.6 million and $21.2 million in the second, third and fourth quarters, respectively.

Company (Mar. 26, 1999); *Food Lion, Inc.* (Feb. 22, 1996); *American Recreation Centers, Inc.* (Dec. 18, 1996); *Clothestime Inc.* (Mar. 13, 1991); *Research-Cottrell, Inc.* (Dec. 31, 1986). As these precedents illustrate, shareholders are particularly ill-suited to make informed judgments regarding share repurchase programs. In this regard, proper execution of a share repurchase program requires not only consideration of the factors referenced above, but also consideration of and compliance with securities regulations designed to prevent insider trading and market manipulation.

It may be possible for the Company to adjust its dividend practices in order to ameliorate some of the effects of the share repurchases that the Proposal would require, such as paying dividends on the last date of each quarter or paying dividends annually on the last day of the fiscal year. However, changes to this effect would require the Company to adjust the method and procedure for paying dividends, which the Staff has indicated would make a proposal subject to exclusion under Rule 14a-8(i)(7). *See, e.g., General Electric Company* (Jan. 10, 2012) (noting that a proposal relating to dividends generally was not subject to exclusion because it did not concern the form, method, procedure or amount of dividends). Accordingly, the Company believes that evaluation of the Proposal's requirements with respect to the share repurchase mechanics should not assume changes to the Company's dividend program that potentially could reduce the burdens imposed by the Proposal. To the extent that such a construction is necessary to prevent the Proposal from being excludable under Rule 14a-8(i)(7), the resulting changes would represent a further intrusion into the ordinary business operations of the Company. In this regard, the Proposal would seek to micromanage not only the Company's share repurchase program, but also the application of its current practices regarding the method and procedure for paying dividends in a manner that would permit the Proposal to be excluded under Rule 14a-8(i)(7).

II. The Proposal may be excluded under Rule 14a-8(i)(13) because the proposal relates to the specific amount of a dividend.

Rule 14a-8(i)(13) permits a company to exclude a proposal which sets a specific amount or method of calculation for a dividend. The Staff has concurred in the view that Rule 14a-8(i)(13) may be used to exclude proposals which set dividends to the amount spent on share repurchases. *International Business Machines Corp* (Jan. 4, 2011) (permitting exclusion of a proposal which would require a quarterly special dividend equal to the amount spent on repurchases in the same quarter); *see also HomeTrust Bancshares, Inc.* (Aug. 31, 2015) (permitting exclusion of a proposal which would require the company to pay 50% of after-tax profits out in a dividend for five years); *General Electric Company* (Dec. 21, 2010) (permitting exclusion of a proposal which would require a special dividend near the amount previously authorized for repurchases in lieu of repurchases, and an increase in dividends commensurate with increases in earnings).

By requiring that repurchases be given "preference" relative to dividends, the Proposal would accomplish indirectly what the *International Business Machines Corp.* proposal sought to do directly, namely, require a specific level of dividends relative to share repurchases. Here, the specific amount of dividends requested is the amount, that when accumulated for a specific period, is less than the Company's aggregate share repurchases for the corresponding period.

The Staff has permitted the exclusion of similar proposals under Rule 14a-8(i)(13). *See Merck & Co., Inc.* (Jan. 30, 2014) (permitting exclusion of a proposal requesting the issuance of a new security that would not receive any dividends); *Ford Motor Company* (Jan. 24, 2001) (permitting exclusion of a proposal that would have required that "the company buyback its shares with excess earnings rather than payout dividends to shareholders, effectively setting the amount of dividends paid at zero"); *see also Eastman Chemical Company* (Mar. 8, 2000) (permitting exclusion under Rule 14a-8(i)(13) of a proposal which would require the company to issue stock dividends instead of cash dividends); *National Mine Service Co.* (Sept. 3, 1981) (permitting exclusion under Rule 14a-8(i)(13) of a proposal which would require that the company not issue any dividends for the fiscal year).

Thus, the Staff has previously agreed with the application of Rule 14a-8(i)(13) to exclude proposals that would mechanically link the payment of dividends to the amount of share repurchases or eliminate dividend payments altogether in favor of share repurchases. Explicit equations for determining dividends - including those that tie dividends to share repurchases, or eliminate them altogether - have been and should continue to be excludable under Rule 14a-8(i)(13). Because the Proposal would establish a de facto equation for determining future dividend payments by effectively requiring that the Company's aggregate share repurchases exceed cumulative dividends in order to be faithful to the proposed payout policy, the Proposal should be excludable under Rule 14a-8(i)(13).

III. The Proposal may be excluded under Rule 14a-8(i)(1) because it is on a matter which is not a proper subject for action by shareholders.

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal that "is not a proper subject for action by shareholders under the jurisdiction of the company's organization." A proposal is not a proper subject within the meaning of Rule 14a-8(i)(1) "to the extent that they would intrude on the board's exclusive discretionary authority under the applicable state law to make decisions on dividends." *Adoption of Amendments Relating to Proposals by Security Holders*, SEC Release No. 34-12999 (Nov. 12, 1976).

Section 23-1-33-1(b) of the Indiana Business Corporation Law specifically provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." The Company's articles of incorporation contain no such limitation and Section 2.1 of the Company's bylaws provide that the "business and affairs of the Corporation shall be managed by or under the direction of the Board." The Indiana Business Corporation Law further provides that the "board of directors may authorize and the corporation may make distributions to its shareholders . . . ." Ind. Code § 23-1-28-1. There is no other provision of the Indiana Business Corporation Law or the Company's articles of incorporation or bylaws that would provide shareholders with the authority to implement a policy overriding the board's judgment with respect to whether or the manner in which capital is to be returned to shareholders through share repurchases or dividends or, subject to the satisfaction of statutory solvency requirements, circumscribing the authority of the board of directors to declare dividends.

The Staff has typically concurred in the view that proposals that would direct or mandate an action by a company's board of directors, including with respect to dividends and capital structure, is generally inconsistent with the discretionary authority reserved to boards of directors under state corporate law and therefore subject to exclusion under Rule 14a-8(i)(1). *See MGM Mirage* (Feb. 6, 2008) (permitting exclusion under Rule 14a-8(i)(1) of a proposal which would require that the board study and issue dividends); *Cisco Systems, Inc.* (July 29, 2005) (permitting exclusion of a proposal mandating that the board commence paying dividends); *Drexler Technology Corporation* (Aug. 23, 2001) (permitting exclusion of a proposal regarding the policy of paying dividends); *see also The First Bancorp, Inc.* (Feb. 25, 2010) (permitting exclusion under Rule 14a-8(i)(1) of a proposal which would reduce the total number of shares the board can issue). If adopted, the Proposal would require the Company to adopt a policy giving preference to share repurchases over dividends. Such a policy would interfere with determinations that Indiana corporate law and the Company's organizational documents leave to the board of directors, specifically the ability to make decisions with respect to whether and the manner in which to return capital to shareholders through share repurchases, and restricting dividends to the extent they do not exceed share repurchases for a particular period.

On the basis of the authority set forth above, it is my opinion that the Proposal is a mandate that the Company's board of directors take a specific action and, therefore, is not a proper subject for shareholder action under Indiana law. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(1). This paragraph of this letter shall serve as the supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). In reaching this opinion, it should be noted that although I am familiar with the corporate law of the State of Indiana, I am not admitted to practice law in that State.

IV. The Proposal may be excluded under Rule 14a-8(i)(3) because the proposal contains misleading statements such that inclusion of the proposal would violate Rule 14a-9.

A company is not permitted, under Rule 14a-9, to include in a proxy statement any solicitation which is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the issuer in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires.

This Proposal is vague and indefinite insofar as it sustains two distinct readings. The first reading, which would mean a faithful application of the "preference" for share repurchases and therefore that the company must conduct share repurchases in a specified manner and that any dividend would be capped to the amount of the share repurchase, is excludable under the rules described above. Such a proposal would intrude into the Company's ordinary business operations and the authority of the board of directors with respect to the timing, manner and mechanics under which capital may be returned to shareholders.

Alternatively, if the Proposal is not read to impose requirements on the mechanics of share repurchases and the method, procedure and amount of dividends, it is unclear what exactly the Proposal requires. Other than the interpretation discussed above, the Company does not understand, and it seems improbable that its shareholder would understand, what "preference" for repurchases would mean practically in application. In *Citigroup* (Mar. 12, 2013), the Staff permitted exclusion under Rule 14a-8(i)(3) of a shareholder proposal which would require that a committee be appointed to explore extraordinary transactions which could enhance shareholder value, noting that "in applying this particular proposal to Citigroup, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Similarly, if this Proposal does not restrict the board's discretion by establishing a de facto quota for share repurchases, which should result in the exclusion of the Proposal under Rule 14a-8(i)(7), and dividend cap, which should result in the exclusion of the Proposal under either Rule 14a-8(i)(13) or 14a-8(i)(1) as outlined above, the Proposal is inscrutable as to what it seeks to accomplish.

Furthermore, it is unclear as to how the board should analyze the Company's share repurchases and dividends for purposes of giving effect to the policy. The Proposal does not provide a timeframe in which to compare the relative amounts spent on share repurchases and dividends. Shareholders voting on the Proposal will not know whether it allows the board to implement a share repurchase plan in one year and then issue dividends within some subsequent years, or whether it will require the board to perform this analysis periodically, such that the board could never issue a dividend unless it implemented a corresponding, larger share repurchase in the same quarter. Although the Company believes a faithful reading of the Proposal in light of its current dividend practices would require that this analysis to be conducted on a quarterly basis, its shareholders could reasonably have another view.

As a result of the confusion engendered by the Proposal's imprecision, if the Staff does not permit the exclusion of the Proposal under one of the bases of exclusion referenced above, the Company should be permitted to exclude the Proposal under Rule 14a-8(i)(3).

CONCLUSION

For the reasons set forth above, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal and the supporting statement from the proxy materials for its 2016 Annual Meeting of Shareholders in reliance on Rules 14a-8(i)(7), 14a-8(i)(13), 14a-8(i)(1) and 14a-8(i)(3). Please note that the Company expects to submit its proxy materials for printing no later than March 27, 2016; consequently the Company respectfully requests a response from the Staff prior to such date.

If you have any questions regarding this request or desire additional information, please contact the undersigned.

Very truly yours,



Lori B. Marino

Enclosure

cc: Jonathan Kalodimos

David B.H. Martin, Covington & Burling LLP
Matthew C. Franker, Covington & Burling LLP

Exhibit A

Cover Letter and Proposal

10/23/2015

Corporate Secretary
ITT Corporation
1133 Westchester Avenue
White Plains, NY 10604

Corporate Secretary-

I am submitting a shareholder proposal in accordance with Rule 14a-8 to be voted upon at the next annual meeting of shareholders. As part of this submission I have included the proposal to appear in the next definitive proxy statement as well as a letter of ownership from TD Ameritrade confirming that I have continuously held a sufficient number of shares for more than one year to qualify for a proposal to be placed on the definitive proxy statement. I also hereby give notice that I intend to hold the aforementioned shares until after the date of the next annual meeting of shareholders and intend to have the proposal properly presented at the meeting.

If for any reason you need further information from me or would like to discuss my proposal, please contact me using the following information.

Jonathan Kalodimos, PhD

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Jonathan Kalodimos, PhD

Resolved: Shareholders of ITT Corporation ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately.

Supporting statement: Share repurchases as a method to return capital to shareholders have distinct advantages relative to dividends. Share repurchases should be preferred for the following reasons:

1) Financial flexibility. Four professors from Duke University and Cornell University studied executives' decisions to pay dividends or make repurchases by surveying hundreds of executives of public companies. They found that "maintaining the dividend level is on par with investment decisions, while repurchases are made out of the residual cash flow after investment spending."[1] Further, in follow up interviews as part of the study, executives "state[d] that they would pass up some positive net present value (NPV) investment projects before cutting dividends." The creation of long-term value is of paramount importance; I believe that repurchases have the distinct advantage that they do not create an incentive to forgo long-term value enhancing projects in order to preserve a historic dividend level.
2) Tax efficiency. Share repurchases have been described in the Wall Street Journal[2] as "akin to dividends, but without the tax bite for shareholders." The distribution of a dividend may automatically trigger a tax liability for some shareholders. The repurchase of shares does not necessarily trigger that automatic tax liability and therefore gives a shareholder the flexibility to choose when the tax liability is incurred. Shareholders who desire cash flow can choose to sell shares and pay taxes as appropriate. (This proposal does not constitute tax advice.)
3) Market acceptance. Some may believe that slowing the growth rate or reducing the level of dividends would result in a negative stock market reaction. However, a study published in the Journal of Finance finds that the market response to cutting dividends by companies that were also share repurchasers was not statistically distinguishable from zero.[3] I believe this study provides evidence that there is market acceptance that repurchases are valid substitutes for dividends.

Some may worry that share repurchases could be used to prop up metrics that factor into the compensation of executives. I believe that any such concern should not interfere with the choice of optimal payout mechanism because compensation packages can be designed such that metrics are adjusted to account for share repurchases.

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[1]http://www.sciencedirect.com/science/article/pii/S0304405X05000528
[2]http://www.wsj.com/articles/companies-stock-buybacks-help-buoy-the-market-1410823441
[3]http://www.afajof.org/details/journalArticle/2893861/Dividends-Share-Repurchases-and-the-Substitutio n-Hypothesis.html

In summary, I strongly believe that adopting a general payout policy that gives preference to share repurchases would enhance long-term value creation. I urge shareholders to vote FOR this proposal.